NO-ACT

ACT ICA
SECTION 17(a)
RULE
PUBLIC AVAILABILITY Aug. 3, 2009

[redacted]

09005120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 3, 2009

Kenneth J. Berman
Debevoise & Plimpton LLP
555 13th Street N.W., Suite 1100E
Washington, DC 20004

Re: Allianz Funds
File No. 811-06161

Dear Mr. Berman:

Your March 9, 2009 letter requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Section 17(a) of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Allianz Funds (the "Trust"), a registered investment company that consists of multiple series (each, a "Fund"), Allianz Global Investors Fund Management LLC (the "Adviser"), and Allianz Global Investors of America LLC ("AGI"), an affiliated person of the Adviser, enter into the transaction summarized below and more fully described in the letter without seeking an order under Section 17(b) of the Act.

You state that the Funds hold certain securities through joint accounts (the "Joint Accounts") established on behalf of the Funds in order to invest the cash collateral the Funds received in connection with a securities lending program. You state that the Joint Accounts are designed to operate in light of two no-action letters issued by Commission staff granting no-action assurances to funds participating in joint accounts without obtaining an exemptive order from the Commission.[1]

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[1] *See* The Chase Manhattan Bank, SEC Staff No-Action Letter (July 24, 2001); Investment Company Institute, SEC Staff No-Action Letter (Dec. 14, 2005). We would like to clarify certain matters regarding the condition contained in the Chase Manhattan Bank no-action letter that "[a]ll of the assets that are held by the joint accounts will be valued on an amortized cost basis to the extent permitted by applicable Commission or staff releases, rules, letters or orders." This condition was intended to signify that the amortized cost method of valuation only may be used by open-end investment companies to value investments with a remaining maturity of 60 days or less in accordance with the Commission's interpretation set forth in Investment Company Act Release No. 9786 (May 31, 1977), unless the investments are held by a money market fund registered under the Act and operating in compliance with rule 2a-7 under the Act. We withdraw any statements contained in the letter that might suggest otherwise. The Joint Accounts that are the subject of this letter are not money market funds registered under the Act and operating in compliance with rule 2a-7 under the Act.

You state that, in accordance with the conditions set forth in those letters, investments in the Joint Accounts were limited to, among other investments, short-term money market instruments that constituted "Eligible Securities" (as defined in rule 2a-7 under the Act). You state that these certain securities held by the Funds and more fully described in your letter are no longer Eligible Securities and the Adviser has determined that it would be in the best interests of the Funds to dispose of them. However, you state that because of the absence of liquidity in the market for these securities, the Adviser and the Trust's Board of Trustees believe that it would not be in the best interests of each Fund and each Fund's shareholders to dispose of these securities in the market. You state that AGI is prepared to purchase these securities from the Funds in exchange for cash consideration equal to the remaining unpaid principal amount of these securities plus accrued and unpaid interest, determined as set forth in your letter (the "Aggregate Consideration").[2] You state that the Aggregate Consideration will be greater than the market value (including accrued interest) of these securities at the time of the purchase. You state that this transaction would satisfy the requirements of rule 17a-9 under the Act except that the Funds are not "money market" funds.

Based on the facts and representations contained in your letter, we will not recommend enforcement action to the Commission against the Trust or AGI under Section 17(a) of the Act, or the rules thereunder, if AGI purchases from the Funds the securities specified in your letter for the Aggregate Consideration.[3] Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[4]

Very truly yours,

Sarah G. ten Siethoff
Senior Counsel

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2 You state that these securities were valued at amortized cost and on the date of your letter were effectively carried at their remaining unpaid principal amount.

3 This letter confirms oral no-action relief provided by the undersigned on March 9, 2009.

4 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n.20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

DEBEVOISE & PLIMPTON LLP

555 13th Street, N.W.
Washington, D.C. 20004
Tel 202 383 8000
Fax 202 383 8118
www.debevoise.com

February 24, 2009

Robert E. Plaze
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Allianz Funds (the "Trust"), a registered investment company that consists of multiple series (each, a "Fund"), Allianz Global Investors Fund Management LLC (the "Adviser") and Allianz Global Investors of America LLC ("AGI"), an affiliated person of the Adviser. The Adviser and AGI (referred to collectively as the "AGI Parties") are each indirect, wholly-owned subsidiaries of Allianz SE.

We seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940, as amended, or the rules thereunder (the "1940 Act"), if AGI acquires from the Funds the securities listed on Schedule A hereto (the "Subject Securities") and, in connection with such acquisition, the Funds receive aggregate cash consideration equal to the remaining unpaid principal amount of the Subject Securities plus accrued and unpaid interest (determined as set forth below) (the "Aggregate Consideration").[1]

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[1] Schedule A provides details regarding each Subject Security, including its (i) CUSIP number and (ii) originally scheduled final maturity. It also identifies the Funds that hold the Subject Securities. The Subject Securities issued by Gryphon Funding Limited ("Gryphon") and SIV Portfolio PLC (formerly Cheyne Finance LLC ("Cheyne")) were received by the Funds in exchange for securities issued by Cheyne

The Funds acquired the Subject Securities in connection with a securities lending program under which the Funds accepted cash collateral as security for loans of securities and invested such cash collateral in various securities, including the Subject Securities. Each Fund holds the Subject Securities through joint accounts (the "Joint Accounts") established on behalf of the Funds in order to invest the cash collateral that the Funds received in connection with the securities lending program.

The Joint Accounts are designed to comply with no-action letters that permit such accounts to operate without obtaining an SEC order.[2] In accordance with the conditions set forth in those letters, investments in the Joint Accounts were limited to, among other investments, short-term money market instruments that constituted "Eligible Securities" (as defined in Rule 2a-7). The Subject Securities were at the time they were acquired Eligible Securities under Rule 2a-7. In addition, the Subject Securities were initially valued at their "amortized cost."

The Subject Securities are no longer Eligible Securities and the Adviser has determined it would be in the best interests of the Funds to dispose of them.[3] However, because of the absence of liquidity in the market for the Subject Securities, the Adviser believes and, based on information provided by the Adviser, the Trust's Board of Trustees has determined that it would not be in the best interests of each Fund and each Fund's shareholders to dispose of the Subject Securities in the market. Subject to obtaining the no-action assurance requested in this letter, AGI is prepared to acquire the Subject Securities in their entirety from the Funds for cash (the "Transaction"). The Funds will

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in connection with the restructuring of Cheyne. These Subject Securities are referred to as the "Cheyne Subject Securities."

2 See The Chase Manhattan Bank, S.E.C. No - Action Letter, 2001 WL 826913 (July 24, 2001). See also Investment Company Institute, S.E.C. No-Action Letter, 2005 WL 3695279 (Dec. 14, 2005).

3 The maturity dates of the Subject Securities have passed, although the issuers of the Subject Securities continue to make interest payments (in the case of the Subject Securities issued by AXON, at the original contract rate). The Subject Securities are currently effectively valued at their remaining principal amount in reliance on a letter of credit ("LOC") from a third party bank that is unaffiliated with the AGI Parties. The LOC is designed to provide financial support to the Funds with the result that the Funds are valuing each Subject Security at its full remaining principal amount (see fn. 4), taking into account the fair value being used for each such position together with a receivable to the Funds associated with the position under the LOC. The LOC was arranged for by an affiliate of the Adviser at no cost to the Trust or the Funds. The Trust will instruct that the LOC be cancelled contemporaneously with the transfer of the Securities in the Transaction.

receive the Aggregate Consideration in connection with the transfer of the Securities.[4] AGI has advised that the Aggregate Consideration will be greater than the market value (including accrued interest) of the Subject Securities at the time of the purchase. The Trust's Board of Trustees has authorized the Transaction as being in the best interests of each Fund and each Fund's shareholders.

AGIFM is an "affiliated person" of the Trust and AGI is an "affiliated person" of an "affiliated person" of the Trust under Section 2(a)(3) of the 1940 Act.[5] As a result, the Transaction would fall within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company.

The Transaction would satisfy the requirements of Rule 17a-9 under the 1940 Act, except that the Funds are not "money market" funds.[6] We believe, however, that the

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4 The Aggregate Consideration to be paid will be an amount equal to the sum of (i) the unpaid principal amount of each Subject Security, plus (ii) an amount equal to the aggregate interest that would have accrued through the date of the Transaction (the "Transaction Date") had the Subject Security continued to make regular interest payments in accordance with its terms through the Transaction Date, less (iii) the aggregate amount of interest payments received by the Funds through the Transaction Date with respect to the Subject Security. The issuers of the Subject Securities have periodically made payments of principal and interest. For purposes of calculating the interest component of the Aggregate Consideration, the principal amount of a Subject Security will be reduced to reflect the repayment of principal, and accrued interest after the date of the Funds' receipt of a principal repayment would be based on the lower principal amount. In the case of the Cheyne Subject Securities, the unpaid principal amount will be calculated by reference to the unpaid principal amount of the securities originally issued by Cheyne for which they were exchanged, rather than the notional principal amount of the Cheyne Subject Securities. Similarly, the accrued interest on the Cheyne Subject Securities will be determined by reference to the contractual rate of the securities originally issued by Cheyne. The Cheyne Subject Securities themselves do not have a stated interest rate. The Adviser will pay a portion of the Aggregate Consideration.

5 The Adviser is an affiliated person of each Fund under Section 2(a)(3)(D) as a result of being its Investment Adviser. AGI is an affiliated person of the Adviser under Section 2(a)(3)(C).

6 Rule 17a-9 permits an affiliated person of a registered investment company to purchase a security from such a fund if (i) the security is no longer an Eligible Security, (ii) the current holder of the security holds itself out as a "money market" fund, (iii) the purchase is paid in cash, and (iv) the purchase price is equal to the

circumstances support the grant of no-action relief. The Joint Accounts were designed to have the risk characteristics of money market funds. The fact that the Subject Securities were valued at amortized cost and are currently effectively carried at their remaining unpaid principal amount further suggests that the conditions set forth in Rule 17a-9 provide an appropriate basis for the proposed Transaction.[7]

The Trust and the Adviser believe that it would be in the best interests of each Fund and each Fund's shareholders if the Funds are permitted to transfer the Subject Securities as described above. On behalf of the Trust and the AGI Parties, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action against the Trust or the AGI Parties under Section 17(a) of the 1940 Act, or the rules thereunder, if AGI acquires the Subject Securities from the Funds upon payment of the Aggregate Consideration by the AGI Parties as described above.[8]

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of the Trust and the AGI Parties that this request and the response be accorded confidential treatment until June 23, 2009 or such earlier date as the Division staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Trust and the AGI Parties for the reason that certain of the facts set forth in the letter have not been made public and premature disclosure might adversely affect such parties.

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greater of the amortized cost of the security and its market price (in each case, including accrued interest). We believe that the methodology for determining the Aggregate Consideration described in fn. 4 above will result in each Fund receiving an amount at least equal to the Subject Securities' amortized cost (including accrued interest).

7 We note that the staff has granted similar relief to money market funds that did not meet the all of the conditions of Rule 17a-9. See, e.g., Investment Company Institute, S.E.C. No-Action Letter, 2008 WL 4476811 (September 25, 2008) (allowing transactions where securities continued to be "Eligible Securities" as defined in Rule 2a-7).

8 To the extent that the staff views the Transaction as constituting a "joint transaction," we also request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action against the Trust or the AGI Parties under Section 17(d) and Rule 17d-1 thereunder.

If you have any questions or other communications concerning this matter, please call the undersigned at 202-383-8050.

Sincerely,

Kenneth J. Berman

## Schedule A: Subject Securities

| Fund | Security[9] | CUSIP[10] | Originally Scheduled Final Maturity |
|---|---|---|---|
| CCM Capital Appreciation Fund | Cheyne | 16705RAY0 | 5/13/08 |
| | Cheyne | 16705EFD0 | 6/05/08 |
| | Axon | 05461FAP2 | 5/06/08 |
| | Axon | 05461FAW7 | 6/06/08 |
| CCM Mid Cap Fund | Cheyne | 16705RAY0 | 5/13/08 |
| | Cheyne | 16705EFD0 | 6/05/08 |
| | Axon | 05461FAP2 | 5/06/08 |
| | Axon | 05461FBCO | 6/09/08 |
| OpCap Renaissance Fund | Cheyne | 16705RAY0 | 5/13/08 |
| | Cheyne | 16705EFD0 | 6/05/08 |
| | Axon | 05461FAW7 | 6/06/08 |
| | Axon | 05461FBCO | 6/09/08 |
| OpCap Growth Fund | Axon | 05461FAP2 | 5/06/08 |
| OpCap Opportunity Fund | Cheyne | 16705RAY0 | 5/13/08 |
| | Axon | 05461FAP2 | 5/06/08 |
| | Axon | 05461FAW7 | 6/06/08 |
| OpCap Target Fund | Axon | 05461FAP2 | 5/06/08 |

9 The Cheyne Subject Securities consist of notes issued by Gryphon Funding Limited and residual notes issued by SIV Portfolio PLC (formerly Cheyne Finance LLC) in exchange for the securities issued by Cheyne Finance LLC initially held by the Funds.

10 CUSIPs shown for the Cheyne Subject Securities represent the CUSIPs from the securities issued by Cheyne Finance LLC initially held by the Funds.

| Fund | Security[9] | CUSIP[10] | Originally Scheduled Final Maturity |
|---|---|---|---|
| | Axon | 05461FAW7 | 6/06/08 |
| NFJ Dividend Value Fund | Cheyne | 16705EFD0 | 6/05/08 |
| | Axon | 05461FAC1 | 2/25/08 |
| | Axon | 05461FAP2 | 5/06/08 |
| | Axon | 05461FAW7 | 6/06/08 |
| | Axon | 05461FBCO | 6/09/08 |
| | Axon | 05461FAX5 | 6/18/08 |
| | Axon | 05461FBUO | 7/25/08 |
| NFJ Small Cap Value Fund | Cheyne | 16705RAY0 | 5/13/08 |
| | Cheyne | 16705EFD0 | 6/05/08 |
| | Axon | 05461FAP2 | 5/06/08 |
| | Axon | 05461FAW7 | 6/06/08 |
| | Axon | 05461FBCO | 6/09/08 |
| | Axon | 05461FAX5 | 6/18/08 |